

# TALISMAN ENERGY FIRST QUARTER RESULTS CONFERENCE CALL

CALGARY, Alberta, April 18, 2012 – Talisman Energy Inc. (TSX:TLM) (NYSE:TLM) has scheduled a telephone conference call for investors, analysts and media on Tuesday, May 1, 2012 at 8:30 a.m. MT (10:30 p.m. ET) to discuss Talisman's 2012 first quarter results. Participants will include John A. Manzoni, President and Chief Executive Officer, and members of senior management. Talisman expects to release its results the morning of May 1 before markets open.

To participate in the conference call, please contact the Talisman Energy conference operator at 8:20 a.m. MT (10:20 a.m. ET) 10 minutes prior to the conference call.

> **Conference Operator Dial in Numbers:**
> **1-888-231-8191 (North America) or**
> **1-647-427-7450 (Local Toronto & International)**

A replay of the conference call will be available at approximately 11:30 a.m. MT on Tuesday, May 1, 2012 until 9:59 p.m. MT Tuesday, May 8, 2012. If you wish to access this replay, please call:

> **1-855-859-2056 (North America) passcode 56423594 or**
> **1-416-849-0833 (Local Toronto & International) passcode 56423594**

**Live Internet Audio Broadcast**

The conference call will also be broadcast live on the Internet and can be accessed by going to the Talisman website (www.talisman-energy.com) and following the links from the home page. Alternatively, you can point your browser to:
http://event.on24.com/r.htm?e=442949&s=1&k=35F4C46B78734589AA37BF0CC1FB06CA.

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman's three main operating areas are North America, the North Sea and Southeast Asia. The company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:

Media and General Inquiries:

David Mann, Vice-President
Corporate & Investor Communications
Phone:  403-237-1196 Fax:  403-237-1210
Email:  tlm@talisman-energy.com

Shareholder and Investor Inquiries:

Lyle McLeod, Vice-President
Investor Relations
Phone:  403-237-1020  Fax: 403-237-1902
Email:   tlm@talisman-energy.com

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